UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CNB Corporation
(Name of Issuer)

Common Stock, Par Value $10.00 Per Share
(Title of Class of Securities)

12612R 10 5
(CUSIP Number)

Neil E. Grayson
Nelson Mullins Riley & Scarborough, LLP
Poinsett Plaza, Suite 900
104 South Main Street
Greensville, SC 29601-2122
Telephone: (864) 250-2235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 6, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13b-1 (b)(3) or (4), check the following box.[_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12612R 10 5	13D	Page 2 of 9 Pages

1.	Name of Reporting Person Willis J. Duncan I.R.S. Identification No. of Above Person (Entities Only).

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 18,941

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,941

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,911

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12612R 10 5	13D	Page 3 of 9 Pages

1.	Name of Reporting Person W. Jennings Duncan I.R.S. Identification No. of Above Person (Entities Only).

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11,810

	8.	Shared Voting Power

	9.	Sole Dispositive Power 11,810

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,626

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12612R 10 5	13D	Page 4 of 9 Pages

1.	Name of Reporting Person Harriette B. Duncan I.R.S. Identification No. of Above Person (Entities Only).

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 13,638

	8.	Shared Voting Power

	9.	Sole Dispositive Power 13,638

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,638

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12612R 10 5	13D	Page 5 of 9 Pages

Item 1. Security and Issuer

        This statement relates to the common stock, par value $10.00 per share (the “Common Stock”) of CNB Corporation (the “Issuer”), the principal executive offices of which are located at 1400 Third Avenue, Conway, SC 29526.

Item 2. Identify and Background

        This statement is filed by (i) Willis J. Duncan; (ii) W. Jennings Duncan; and (iii) Harriette B. Duncan (such individuals being herein collectively referred to as the “Undersigned Shareholders”). The name, address, business or residence address and present principal occupation of each individual member of the Undersigned Shareholders are as follows:

Name	Address	Occupation
Willis J. Duncan	1207 Fifth Avenue	Director of CNB Corp.
	Conway, SC 29526	1400 Third Avenue
Conway, SC 29526
W. Jennings Duncan	515 Tenth Avenue	Director of CNB Corp.
	Conway, SC 29526	1400 Third Avenue
Conway, SC 29526
Harriette B. Duncan	1207 Fifth Avenue	Retired School Teacher
Conway, SC 29526

        During the last five years, to the best of their knowledge, none of the Undersigned Shareholders have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All reporting persons are citizens of the U.S.A.

Item 3. Source and Amount of Funds and Other Consideration

        The reason the Undersigned Shareholders have filed this statement is that they have orally agreed to act together in the manner as fully set forth in Item 4 below, and under Rule 13d-5(b)(1) each of the Undersigned Shareholders is therefore deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each other Undersigned Shareholders. Thus, each of the Undersigned Shareholders is deemed to have acquired the beneficial ownership of each other’s Common Stock. Because this deemed acquisition is the only acquisition reported on this statement, no information is provided as to the source and amount of funds and other consideration.

CUSIP No. 12612R 10 5	13D	Page 6 of 9 Pages

Item 4. Purpose of Transaction

        On June 14, 2005 five of nine of the Issuer’s directors, H. Buck Cutts, Paul R. Dusenbury, Robert P. Hucks, Richard M. Lovelace, Jr. and Howard B. Smith, III (“Group of Five”), voted to remove Willis J. Duncan from the office of Chairman of the Board of the Issuer and its wholly owned subsidiary, The Conway National Bank (the “Bank”), and to remove W. Jennings Duncan from the office of President of the Issuer and the Bank. Director H. Buck Cutts was appointed as interim Chairman of the Issuer and the Bank, and Director Hucks was appointed as the President of the Issuer and the Bank. Director Dusenbury was promoted to Executive Vice President and Chief Financial Officer of the Issuer and the Bank. Each of these Directors voted in favor of both the removals and their own appointments.

    Mr.        Hucks and Mr. Dusenbury also voted to approve 5 year employment agreements for themselves, with the 3 votes of Cutts, Lovelace and Smith. These employment agreements include compensation terms substantially raising their prior salaries and providing for potential bonuses substantially in excess of the bonuses they previously received and Mr. Hucks’ compensation and bonus are substantially in excess of those received by W. Jennings Duncan, as President. The employment agreements also provide for severance payouts of base salary and target bonuses of 25% for the remaining term of the agreements if they are terminated without cause, or if there is a substantial alteration of their positions or duties or reduction in their base salary or target bonuses. At the same meeting, the Group of Five also attempted to make improper amendments to the Bylaws of the Issuer which the Undersigned Shareholders believe were proposed to entrench the new management in control at the Issuer and Bank.

As a result of the actions taken on June 14, 2005, the Undersigned Shareholders have instituted a lawsuit against the Group of Five. In this lawsuit claims are asserted (i) to have the Group of Five removed as directors of the Issuer under a South Carolina statute which allows shareholders holding 5% of the Issuer’s shares to seek removal of directors, if the directors engaged in fraudulent or dishonest acts or gross abuse of authority in discharge of their duties and removal is in the best interest of the Issuer; (ii) as a shareholder derivative claim seeking to void the actions taken on June 14, 2005 based upon conflict of interest and these actions being unfair to the Issuer and Bank; (iii) as a shareholder derivative claim on behalf of the Issuer against the Group of Five alleging they engaged in a civil conspiracy; and (iv) seeking relief on behalf of the Issuer and Bank to void the actions taken on June 14, 2005, including the employment agreements of Hucks and Dusenbury, and damages and attorney fees against the Group of Five. The lawsuit also includes claims by Willis J. Duncan and W. Jennings Duncan against the Group of Five for damages and attorney fees caused by their actions and seeking declaratory judgment that certain of the actions taken on June 14, 2005 were improper and void.

CUSIP No. 12612R 10 5	13D	Page 7 of 9 Pages

        The Undersigned Shareholders intend to nominate a slate of directors for election at the Issuer’s next annual shareholders meeting in 2006, with the stated intention of defeating and replacing directors Dusenbury and Lovelace and re-electing director Willis J. Duncan. The Undersigned Shareholders also intend to solicit the shareholders of the Issuer to sign a non-binding resolution (i) requesting the resignation of the Group of Five, and (ii) demanding that the Issuer’s Board of Directors void the actions taken on June 14, 2005, including the employment agreements granted to Mr. Hucks and Mr. Dusenbury, based upon conflict of interest and these actions being unfair to the Issuer and the Bank.

        Except as set forth above, none of the Undersigned Shareholders have any other present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer

    (a)        As of August 31, 2005, each of the Undersigned Shareholders beneficially owned the following number of shares:

	Number of Shares	Percent of
	Beneficially Owned	Outstanding
Willis J. Duncan	18,911	2.4%
W. Jennings Duncan	25,626	3.3%
Harriette B. Duncan	13,638	1.7%

        The percentages of outstanding shares of Common Stock set out above are computed based on a total of 788,419 shares of Common Stock outstanding as of July 31, 2005, as reported by the Issuer in its Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 2005 as filed with the Securities and Exchange Commission on August 9, 2005.

        The reason the Undersigned Shareholders have filed this statement is that they have orally agreed to act together in the manner as fully set forth in Item 4 above, and under Rule 13d-5(b)(1) each Undersigned Shareholder is therefore deemed to have acquired the beneficial ownership of all the equity securities beneficially owned by each other Undersigned Shareholder. Thus, the aggregate number of shares of Common Stock beneficially owned by each member of the group is 58,205, approximately 7.4% of the Common Stock.

    (b)        Willis J. Duncan beneficially owns a total of 18,941 shares of Common Stock. Willis J. Duncan has sole voting and dispositive power over 18,941 shares of Common Stock. W. Jennings Duncan beneficially owns 25,626 shares of Common Stock. W. Jennings Duncan has sole voting and dispositive power over 11,810 shares of Common Stock. Harriette B. Duncan beneficially owns 13,638 shares of Common Stock. Mrs. Duncan has sole voting and dispositive power over 13,638 shares of Common Stock.

CUSIP No. 12612R 10 5	13D	Page 8 of 9 Pages

        Under Rule 13d-4 of the Securities Exchange Act of 1934, each of the Undersigned Shareholders expressly declares that the filing of this statement shall not be construed as an admission that each of the Undersigned Shareholders, for the purposes of section 13(d), or 13(g) of the Act, are beneficial owners of each other’s Common Stock.

    (c)        On August 9, 2005, Willis J. Duncan acquired in a private transaction 50 shares of Common Stock at $140.00 per share as reported to the Securities and Exchange Commission on Form 4 filed on August 9, 2005. On August 31, 2005, Willis J. Duncan acquired in a private transaction 30 shares of Common Stock at $140.00 per share as reported to the Securities and Exchange Commission on Form 4 filed on August 31, 2005. No other transactions in shares of Common Stock were effected by any of the Undersigned Shareholders in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than as described herein, the Undersigned Shareholders are not party to any contract, arrangement, understanding or relationships with any other person with respect to shares of Issuer.

Item 7. Material to Be Filed as Exhibits

        Exhibit 1. Copies of written agreement relating to the filing of joint acquisition statement as required by Rule 13d-1(k).

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 6, 2005

Willis J. Duncan:

/s/ Willis J. Duncan

W. Jennings Duncan:

/s/ W. Jennings Duncan

Harriette B. Duncan:

/s/ Harriette B. Duncan